

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2023

ONE 2800 CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

		2023
ASSETS		
Cash	$	79,118
Accounts receivable		13,624
Prepaid expense		2,926
Total assets	$	95,668
LIABILITIES AND MEMBERS' EQUITY		
Advances payable to related parties	$	4,175
Total liabilities		4,175
Members' equity		91,493
Total liabilities and members' equity	$	95,668

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

One 2800 Capital Advisors, LLC (the "Company") is a US registered broker-dealer and a Financial Industry Regulatory Authority ("FINRA") Member Firm that provides investment banking services and specializes in merger & acquisition advisory, capital formation, and strategic advisory services. The Company completed its registration process and was issued its Decision Regarding New Membership Application on September 8, 2020, and pursuant to FINRA Rule 1014 executed its FINRA Membership Agreement on September 9, 2020 (with approval to commence operations subsequently on September 10, 2020). The Company is the broker–dealer affiliate of Blue & Co., LLC ("Blue"), a regional CPA firm with more than 500 professionals in over ten offices in the Mid-West providing full-service assurance, tax, and transaction advisory services since 1970. The operations and activities of the Company are performed exclusively by the Company's registered representatives.

In performance of the Company's business activities, the Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers, and the Company does not carry accounts of or for customers and does not engage in any of the activities described in Net Capital Rule 15c3-1(a)(2)(i)-(v). As a result, the Company will compute its net capital under the Aggregate Indebtedness Standard under the Net Capital Rule, discussed in a subsequent footnote.

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets, liabilities, and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

Cash

Cash consists of deposits with banks that are not segregated and deposited for regulatory purposes.

The Company's cash in bank deposit accounts may from time to time exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant credit risk.

Receivables from Customers

Contract receivables represent amounts billed to its customer based on work performed and terms of the contract. Additionally contract receivables may include unbilled work-in-progress that is capitalized at the amount of cost incurred by the Company and expected to advance performance of current and future revenue generating engagements. Any applicable work-in-progress capitalized by the Company is subsequently amortized in the period in which the respective customer transaction concludes that derived benefit from the work-in-progress. The Company does not require collateral from the customer in the ordinary course of business. Delinquent receivables are identified based on contractual terms and written off based on credit evaluations and specific circumstances of the customer. The Company did not have any uncollected billed receivables from customers as of December 31, 2023. As of December 31, 2023, the Company did have a work-in-progress balance of $13,624 attributable to on-going work for a customer engagement expected to finalize and be recovered by the Company in February 2024.

Revenue from Contracts with Customers

Revenue primarily includes commissions earned from successful engagement with Company's customers and a marginal up-front set-up fee. The recognition and measurement of revenue is based on the assessment of individual contract terms. The Company locates buyers and sellers of privately owned business on behalf of its customers and only earns a commission based upon the successful closing of a transaction, in addition to the marginal up-front set-up fee associated with the engagement.

Commission revenue is recorded at a specific point in time when the transaction closes. The Company believes that the performance obligation is satisfied on the closing date because that is when the underlying purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The revenue for the marginal up-front set-up fee is recorded over a period of time based upon the time incurred on the project, because the customer is receiving and consuming the benefits as they are provided by the Company.

Income Taxes

The Company has elected, under the applicable provisions of the Internal Revenue Code, to be taxed as a partnership. Under these provisions, net taxable income is taxed directly to its members and not the Company. Accordingly, the accompanying financial statements do not include any provision for federal or state income tax.

The Company has filed its federal and state income tax returns for the periods through 2022 and is subject to routine audits by taxing jurisdictions. However, as of the date on the financial statements were available to be issued, there were no audits for any tax periods in progress. These income tax returns are generally open to examination by the relevant taxing authorities for a period of three years from the later of the date the return was filed or its due date (including approved extensions).

Going Concern

Management evaluates whether there are conditions or events that raise substantial doubt about the entity's ability to continue as a going concern for a period of one year from the date the financial statements were available to be issued.

Subsequent Events

The Company has evaluated events or transactions occurring subsequent to the financial statements date for recognition and disclosure in the accompanying financial statements through the date of the financial statements were available to be issued, which is February 26, 2024.